

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 19, 2011

Via U.S. Mail and Facsimile (212) 878-1877

Joseph C. Muscari, Chief Executive Officer
Minerals Technologies Inc.
The Chrysler Building
405 Lexington Avenue
New York, New York 10174-0002

      Re: Minerals Technologies Inc.
                Form 10-K for the Fiscal Year Ended December 31, 2009
                Definitive Proxy Statement on Schedule 14A
                File No. 001-11430

Dear Mr. Muscari:

      We have completed our review of your filings and do not have any further comments at this time.

                          Sincerely,

                          Pamela Long
                          Assistant Director